UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                 LEUKOSITE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                    52728R102
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

================================================================================
CUSIP NO.52728R102                                           Page 2 of 7 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         I.S. Partners, L.P.
         13-5524538
================================================================================
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
================================================================================
 3  SEC USE ONLY
================================================================================
 4  SOURCE OF FUNDS*

         Not Applicable
================================================================================
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [ ]
================================================================================
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
================================================================================
                                   7  SOLE VOTING POWER

     NUMBER OF SHARES                      0
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ====================================================
                                   8  SHARED VOTING POWER

                                           0
                            ====================================================
                                   9  SOLE DISPOSITIVE POWER

                                           0
                            ====================================================
                                  10  SHARED DISPOSITIVE POWER

                                           0
================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
================================================================================
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
================================================================================
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
================================================================================
14  TYPE OF REPORTING PERSON*

         PN
================================================================================


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                                  SCHEDULE 13D

     Pursuant to Item 101(a)(2)(ii) of Regulation S-T promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 1 restates the Schedule 13D dated September 3, 1997 filed by The Clark Estates, Inc. (as amended, the "Schedule 13D").

Item 1. Security and Issuer.

     This Statement relates to shares of Common Stock, $.01 par value (the "Common Stock"), of Leukosite, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 215 First Street, Cambridge, Massachusetts 02142.

Item 2. Identity and Background.

     (a) - (c) This statement is being filed by I.S. Partners, Inc. (the "Reporting Person"). The information below in this Item 2 updates, to the extent necessary, the information included in the Reporting Person's prior Schedule 13D filings with respect to the Company.

     The Reporting Person is a New York limited partnership whose principal business is to acquire, hold, manage, trade, sell, exchange, dispose of and otherwise profit from investments for its own account and to engage in other lawful activities incidental thereto as the General Partner (as defined herein) shall determine from time to time. The business address of the Reporting Person is Thirty-First Floor, One Rockefeller Plaza, New York, New York 10020.


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     The name, business address,  present principal  occupation or employment of the general partner (the "General Partner") of the Reporting Person and each person controlling such General Partner (the "Shareholder") are set forth in
Schedule I hereto, which is incorporated herein by reference.

     (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the General Partner nor the Shareholder has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4. Purpose of Transaction.

     The purpose of the Reporting Person's distribution of the Company Common Stock to the partners of the Reporting Person was to dissolve the limited partnership.

Item 5. Interest in Securities of the Issuer.

     (a) The 736,873 shares of Common Stock beneficially owned by the Reporting Person constituted approximately 7.5% of the outstanding shares of Common Stock (based upon an aggregated of 9,884,860 outstanding shares of Common Stock as of March 18, 1998 as reported in the Company's Form 10-K for the fiscal year ended December 31, 1997). As a result of the transactions described in paragraph (c) of this Item 5, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company.

     (b) Not Applicable.

     (c) On April 23, 1998, the Reporting Person distributed all 736,873 shares of Common Stock of the Company that it beneficially owned to the Reporting Person's partners.

     (d) Not applicable.

     (e) As of April 23, 1998 the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Company Common Stock as a result of the distribution of Company Common Stock by the Reporting Person described above in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1998
-----------
Date


I.S. Partners, L.P.

By:  Eighth Floor Corporation


Signature

/s/ Kevin S. Moore
---------------------
Kevin S. Moore
Vice President
Name/Title

                                   SCHEDULE I


     Except where otherwise indicated, the business address of each of the following is I.S. Partners, L.P., Thirty-First Floor, One Rockefeller Plaza, New York, New York 10020.

                                                   Principal Occupation
Name                                               and Name of Business
----                                               --------------------
Eighth Floor Corporation,                          General Partner
a privately held Delaware corporation              I.S. Partners, L.P.


Martin H. Peretz                                   The New Republic
                                                   Editor-in-Chief


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